Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Preliminary

4Q Results and 1Q Outlook; Updates Cloud Business Progress

4Q Preliminary Results

•

Revenues of approximately $4.8 million; the quarterly sequential variation in revenues reflected a decline in the fourth quarter of Tales Runner contributions in Hong Kong as well as the beneficial impact on third-quarter revenues of licensing fees, a category of revenues GigaMedia did not receive in the fourth quarter.

•	Net loss of $2.2 million.

•	Cash outflow of approximately $1.4 million.

•	Operating loss in GigaMedia’s online games business of $700 thousand.

•

Cash, cash equivalents, and marketable securities-current of approximately $80.5 million, with the quarterly sequential decrease largely related to a variation in the value of marketable securities-current.

•	Short-term debt held steady at approximately $7.7 million.

1Q Outlook

•

Online Games Business – GigaMedia’s FunTown online games business forecasts mixed results in the first quarter, with growth in the MMO titles A.V.A. and Tales Runner offsetting declines in casual games.

•

Cloud Computing Business – Management believes GigaMedia’s cloud computing business is well positioned to benefit from an emerging market for cloud services for SMEs in Greater China and achieve significant long-term growth. GigaMedia expects plans to strengthen and scale-up its cloud computing business will help drive growth and increasingly offset the challenges GigaMedia faces; namely, strong competition in the online game market and the repositioning of GigaMedia’s online games business. Management does not expect the cloud computing business to make a contribution to operating results in the first quarter of 2013.

•	GigaMedia expects to receive cash proceeds in the late first/early second quarter in excess of $1 million from the sale of non-strategic assets.

TAIPEI, Taiwan, March 12, 2013 – GigaMedia Limited (NASDAQ: GIGM) announced today preliminary fourth-quarter 2012 consolidated financial results.

“Fourth-quarter revenues were down due to a decline in revenues in Hong Kong from our legacy MMO title Tales Runner; the decline reflected a variety of factors, including a lack of new content,” stated GigaMedia Limited Chief Executive Officer Collin Hwang. “As noted, in the third quarter, we also benefited from licensing revenues, which we did not have in the fourth quarter.”

“Going forward, we seek to stabilize the performance of our legacy PC-based products while we transition the business, extending our offerings to self-developed browser/mobile games, which we will start rolling out in the second half of this year,” stated CEO Collin Hwang.

“We also look forward to growth of our new GigaCloud business, which has completed initial product development and is now operational,” added CEO Collin Hwang. “While we forecast minimal initial contributions from GigaCloud, we continue to be enthusiastic about the market opportunity and will provide details on our 4Q call on a new strategic partnership we are now finalizing that will strengthen the business.”

“Finally, we are currently working on the disposal of certain game-related investments, which are non-strategic and would boost our cash,” stated CEO Collin Hwang. “We will provide further details on these transactions in due course.”

The financial results presented above are preliminary and subject to completion. GigaMedia’s expectations with respect to these unaudited results are based on management estimates and information available at this time. As a result, these preliminary estimates may be different from the actual results that will be reflected in GigaMedia’s consolidated financial statements for the fourth quarter of 2012 when they are released.

GigaMedia expects to announce its fourth-quarter and full-year 2012 financial results, together with a discussion of new business initiatives, in the first week of April.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

# # #